SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

_______________________

COMVERSE TECHNOLOGY, INC.

(Name of Subject Company (Issuer))

_______________________

COMVERSE TECHNOLOGY, INC.

(Names of Filing Persons (Issuer))

_______________________

New Zero Yield Puttable Securities (ZYPSSM) due May 15, 2023

205862AM7

(CUSIP Number of Class of Securities)

Shefali A. Shah, Esq.

Acting General Counsel

Comverse Technology, Inc.

810 Seventh Avenue

New York, NY 10019

(212) 739-1000

Copy to:

David E. Zeltner, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*		Amount of Filing Fee**
$417,376,000		$23,290
*

Calculated solely for purpose of determining the filing fee. Based upon a purchase of $417,376,000 aggregate principal amount of Comverse’s New Zero Yield Puttable Securities (ZYPSSM) due May 15, 2023 in connection with a repurchase offer pursuant to the indenture, at a purchase price of $1,000 per $1,000 principal amount of ZYPS. The amount of the filing fee, $55.80 for each $1,000,000 of value of ZYPS proposed to be purchased, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

**	Previously paid.
☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$23,290	Filing Party:	Comverse Technology, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	April 17, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

This Amendment No. 1 to Schedule TO amends and supplements the Offer to Purchase, dated April 17, 2009 (the “Offer to Purchase”), filed by Comverse Technology, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 17, 2009 in connection with the Company’s offer to purchase on May 15, 2009 any and all outstanding New Zero Yield Puttable Securities (ZYPS SM ) due May 15, 2023 (the “ZYPS”) in satisfaction of the Company’s obligation under the terms and conditions of the Indenture, dated as of January 26, 2005, between the Company and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as successor to JPMorgan Chase Bank, N.A., as trustee, governing the ZYPS.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(F)	Amendment No. 1 to the Offer to Purchase

Following such amendment and supplement, Item 12 will read as follows:

Exhibit No.	Document
(a)(1)(A)*	Offer to Purchase dated April 17, 2009
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Press Release dated April 17, 2009
(a)(1)(F)†	Amendment No. 1 to the Offer to Purchase
(b)	Not applicable
(d)(1)

Indenture, dated as of January 26, 2005, between Comverse Technology, Inc. and The Bank of New York Mellon Trust Company, N.A., as successor to JPMorgan Chase Bank, N.A., as trustee. (Incorporated by reference to Exhibit 4.1 to Comverse’s Current Report on Form 8-K filed on January 26, 2005)

(d)(2)

Description of the New ZYPS (filed as pages 32 through 45 of Comverse’s Prospectus (Registration No. 333-120870) dated January 21, 2005 filed with the Securities and Exchange Commission on January 21, 2005 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended and incorporated herein by reference)

(g)	Not applicable
(h)	Not applicable

________________

* Previously filed.

† Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMVERSE TECHNOLOGY, INC.

By:	/s/ Shefali A. Shah
Name:	Shefali A. Shah
Title:	Acting General Counsel

Dated: April 30, 2009

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)*	Offer to Purchase dated April 17, 2009
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Press Release dated April 17, 2009
(a)(1)(F)†	Amendment No. 1 to the Offer to Purchase
(b)	Not applicable
(d)(1)

Indenture, dated as of January 26, 2005, between Comverse Technology, Inc. and The Bank of New York Mellon Trust Company, N.A., as successor to JPMorgan Chase Bank, N.A., as trustee. (Incorporated by reference to Exhibit 4.1 to Comverse’s Current Report on Form 8-K filed on January 26, 2005)

(d)(2)

Description of the New ZYPS (filed as pages 32 through 45 of Comverse’s Prospectus (Registration No. 333-120870) dated January 21, 2005 filed with the Securities and Exchange Commission on January 21, 2005 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended and incorporated herein by reference)

(g)	Not applicable
(h)	Not applicable

________________

* Previously filed.

† Filed herewith.

Exhibit (a)(1)(F)

AMENDMENT NO. 1

TO OFFER TO PURCHASE

APRIL 30, 2009

This document amends and supplements the Offer to Purchase, dated April 17, 2009 (the “Offer to Purchase”), made by Comverse Technology, Inc. (“Comverse”), in connection with Comverse’s offer to purchase on May 15, 2009 any and all outstanding New Zero Yield Puttable Securities (ZYPSSM) due May 15, 2023 (the “ZYPS”) in satisfaction of Comverse’s obligation under the terms and conditions of the Indenture, dated as of January 26, 2005, between Comverse and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as successor to JPMorgan Chase Bank, N.A., as trustee, governing the ZYPS.

The Offer to Purchase is hereby amended and supplemented by adding the following as the last paragraph of the section of the Offer to Purchase entitled “The Offer-The Offeror”:

“On April 27, 2009, the Securities and Exchange Commission (the “SEC”) advised Comverse that it is investigating the potentially unlawful payments described above and issued a subpoena to Comverse in connection with its investigation. Comverse intends to comply with the subpoena and otherwise cooperate fully with the SEC.”